UNITY VIBRATION LIVING KOMBUCHA TEA, LLC

Financial Statements For The Years Ended December 31, 2018 and 2017

March 4, 2019

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
BALANCE SHEET
DECEMBER 31, 2018 & 2017

ASSETS

	2018	2017
CURRENT ASSETS		
Cash	$ 9,134	$ 18,957
Accounts Recievable, Net	88,350	30,581
Inventory	79,009	73,227
TOTAL CURRENT ASSETS	176,493	122,765
NON-CURRENT ASSETS		
Fixed Assets	125,134	132,447
Leasehold Improvement	33,710	33,710
Related Party Note Receivable	65,209	65,209
Accumulated Depreciation	(114,756)	(103,718)
Accumulated Amortization	(13,647)	(9,579)
TOTAL NON-CURRENT ASSETS	95,650	118,068
TOTAL ASSETS	272,140	240,830

LIABILITIES AND MEMBERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accounts Payable	217,059	107,590
TOTAL CURRENT LIABILITIES	217,059	107,590
NON-CURRENT LIABILITIES		
Notes Payable	323,605	338,946
Convertible Notes Payable	80,000	80,000
Loan Origination Fees	(9,700)	(9,700)
TOTAL LIABILITIES	610,964	516,836
MEMBERS' EQUITY		
Member's Contributions	321,543	241,543
Member Draws	(80,800)	(80,800)
Syndication Fees	(28,427)	(20,000)
Retained Earnings (Deficit)	(551,141)	(416,749)
TOTAL MEMBERS' EQUITY	(338,824)	(276,006)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 272,140	$ 240,830

See accompanying notes.

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales, Net	$ 862,709	$ 884,682
Cost of Goods Sold	(524,094)	(606,827)
Gross Profit	338,614	277,855
Operating Expense		
Salaries & Wages	225,112	202,194
General & Adminstrative	80,293	78,486
Legal & Professional	41,302	37,453
Rent	40,660	39,365
Selling & Marketing	29,710	17,838
Depreciation	11,040	14,823
Amortization	4,068	4,068
	432,185	394,227
Net Income from Operations	(93,571)	(116,372)
Other Income (Expense)		
Interest Expense	(40,822)	(37,159)
State and Local Tax	-	(16)
Other Income	1	2
Net Income	$ (134,392)	$ (153,546)

See accompanying notes.

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (134,392)	$ (153,546)
Change in Inventory	(5,782)	23,757
Change in Accounts Payable	109,470	49,440
Change in Accounts Receivable	(57,769)	37,049
Depreciation	11,040	14,823
Amortization	4,068	4,068
Net Cash Flows From Operating Activities	(73,364)	(24,409)
Cash Flows From Investing Activities		
Change in Equipment	7,312	-
Net Cash Flows From Investing Activities	7,312	-
Cash Flows From Financing Activities		
Change in Notes Payable	(15,342)	68,888
Change in Member's Contributions	80,000	-
Change in Syndication Fees	(8,427)	(20,000)
Net Cash Flows From Investing Activities	56,231	48,888
Cash at Beginning of Period	18,957	(5,521)
Net Increase (Decrease) In Cash	(9,821)	24,478
Cash at End of Period	$ 9,134	$ 18,957

See accompanying notes.

UNITY VIBRATION LIVING KOMBUCHA TEA, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Beginning Balance	(276,006)	(21,658)
Contributed Capital	80,000	-
Member Draws	-	(80,800)
Syndication Fees	(8,427)	(20,000)
Net Income	(134,392)	(153,546)
Ending Balance	(338,824)	(276,006)

See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Unity vibration living kombucha tea, LLC ("the Company") is a limited-liability corporation organized under the laws of the State of Michigan. The Company produces and sells kombucha tea.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss of $134,392 and $153,546 respectively.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through a Reg CF equity offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives of fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Inventory

Inventory comprises of raw materials, work-in-process, and finished goods and is valued at cost.

Related Party Note Receivable

Related Party Note Receivable compromises of amounts due from related parties Tarek and Rachel Kanaan. These individuals are members of the Company's management team.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a double-declining basis over management's estimate of each asset's useful life.

Leasehold Improvements

Leasehold Improvements represents capital improvements to facilities the Company occupies. This is depreciated on a straight-line basis over management's estimate of useful life.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2021 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2018- $40,800
2019- $42,000
2020- $43,200

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2016, 2017, and 2018, will remain subject to review by the Internal Revenue Service for four years from the date files or from the due date, whichever is later.

The Company is subject to income tax filing requirements in the State of Michigan. The Company's tax filings in the State of Michigan for 2016, 2017, and 2018 remain subject to review by that State for four years from the date filed or from the due date, whichever is later.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In January 2013, the Company issued a $50,000 promissory note. The Company will make fixed principle payments of various amounts until the note is paid-in-full. Future annual payments amount to the following:

- 2019: $10,000
- 2020: $10,000
- 2021: $3,000

In March 2014, the Company engaged in a Revenue Sharing Agreement. The amount received was $204,000. The Company will repay 2.76% of monthly gross revenue each month until the principle is paid in full.

In March 2016, the Company received a $5,000 loan. The loan has a term of five years and bears an interest rate of 8% per annum. The Company shall pay $96.66 per month until the loan is paid in full. Future annual payments amount to the following:

- 2019: $1,159.92
- 2020: $1,159.92
- 2021: $1,159.92

In March 2016, the Company received a $25,000 loan. The loan has a term of five years and bears an interest rate of 6% per annum. The Company shall pay $483.32 per month until the loan is paid in full. Future annual payments amount to the following:

- 2019: $5,799.84
- 2020: $5,799.84
- 2021: $5,799.84

In May 2016, the Company issued a $50,000 promissory note. The note bears an interest rate of 5% per annum. The Company will make monthly payments of $943.56 until the note is paid-in-full. Future annual payments amount to the following:

- 2019: $11,322.72
- 2020: $11,322.72
- 2021: $5,661.36

In September 2016, the Company received a $87,500 loan. The loan has a term of five years and an interest rate of 7.5% per annum. The Company shall pay $1,803.20 per month until the loan is paid in full. Future annual payments amount to the following:

- 2017: $21,638.40
- 2018: $21,638.40
- 2019: $21,638.40
- 2020: $21,638.40
- 2021: $21,638.40

In November 2016, the Company issued a promissory note to related parties, Tarek and Rachel Kanaan. The principle amount equates to $22,000 and bears an interest rate of 5% per annum. The note does not have a structured repayment schedule. These individuals are members of the Company's management team.

In May 2017, the Company issued a $25,000 promissory note. The note has a term of two years and an interest rate of 20% per annum. Quarterly payments of $1,250 shall be made until the note matures. Future annual payments amount to the following:

- 2019: $6,250

Throughout 2017, the Company issued a series of convertible promissory notes amounting to $60,000. The Note has a term of one year and is interest free. Upon maturity, the note will convert into Class B Member Units.

In September 2017, the Company issued a $20,000 convertible promissory note. The Note has a term of one year and is interest free. Upon maturity, the note will convert into Class A Member Units.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- MEMBER LIABILITY

The Company is organized as a limited-liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 4, 2019, the date that the financial statements were available to be issued.